UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of August 2025

Commission File Number: 001-40461

monday.com Ltd.
(Translation of registrant’s name into English)

6 Yitzhak Sadeh Street,
Tel Aviv, 6777506 Israel
 (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Explanatory Note

On August 11, 2025, monday.com Ltd. (the “Company”) included Unaudited Condensed Consolidated Financial Statements as of and for the six months ended June 30, 2025 (the “Financial Statements”) as Exhibit 99.2 to its Report of Foreign Private Issuer on Form 6-K.

The Company is furnishing this Report of Foreign Private Issuer on Form 6-K to correct a table attributing revenues to geographic areas based on location of the end customers (the “Table”), which was included in Note 15 of the Financial Statements. Specifically, the amounts for the six months ended June 30, 2024 for the “United States” and “Rest of the world” as shown in the table below have been updated. No other changes have been made to the Table or the Financial Statements. The corrected Table is as follows:

Revenues are attributed to geographic areas based on location of the end customers as follows:

	Six months ended June 30,
	2025	2024
	(Unaudited)
United States	$293,324	$225,170
EMEA	124,902	98,445
United Kingdom	62,300	46,865
Rest of the world	100,738	82,539
Total	$581,264	$453,019

This Report of Foreign Private Issuer on Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 (File Nos. 333-256964, 333-263614, 333-270515, 333-277913, and 333-285845) and Registration Statement on Form F-3 (File No. 333-277915), filed with the U.S. Securities and Exchange Commission, to be a part thereof from the date on which this Report of Foreign Private Issuer is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MONDAY.COM LTD.

By:	/s/ Shiran Nawi
Name: Shiran Nawi
Title: Chief People and Legal Officer

Date: August 29, 2025